1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 2, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/5/2

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Financial Statements for the Three Months Ended March 31,2006 and 2005 and Independent Accountants’ Review Report -ROC GAAP

2.	Financial Statements as of December 31, 2005 and March 31, 2006 (Unaudited) and for Three Months Ended March 31, 2005 and 2006 (Unaudited) -US GAAP

3.	Press Release on Operating Results for the First Quarter and forecast of 2006 on 5/2/2006.

Chunghwa Telecom Co., Ltd.

Financial Statements for the Three Months Ended March 31, 2006 and 2005 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of March 31, 2006 and 2005, and the related statements of operations and cash flows for the three months then ended, all expressed in New Taiwan thousand dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As stated in Note 11 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,515,927 thousand and NT$1,410,062 thousand as of March 31, 2006 and 2005 and the equity in their net losses were NT$9,011 thousand and NT$18,973 thousand for the three months then ended.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with relevant regulations (applied before August 12, 2005), regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 4 to the financial statements, the Company completed privatization on August 12, 2005 and the accounts before privatization were subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2004 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

As stated in Note 3 to the financial statements, on January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34 “Accounting for Financial Instruments” (SFAS No. 34) and No. 36 “Disclosure and Presentation for Financial Instruments” and related revisions of previously released SFASs.

April 15, 2006

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	March 31
	2006		2005
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 5)	$43,759,367	10	$33,168,410	7
Financial assets at fair value through profit and loss (Notes 2, 3 and 6)	15,997,991	3	17,067,596	4
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,469,003 thousand in 2006 and $4,297,842 thousand in 2005 (Notes 2, 7 and 24)	12,039,819	3	12,303,640	2
Other current monetary assets (Note 8)	5,864,817	1	1,438,620	—
Inventories, net (Notes 2 and 9)	2,432,887	1	1,100,241	—
Deferred income taxes (Notes 2 and 21)	802,987	—	12,390,328	3
Other current assets (Note 10)	3,542,942	1	3,341,940	1

Total current assets	84,440,810	19	80,810,775	17

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 11)	1,515,927	—	1,410,062	—
Financial assets at fair value through profit and loss (Notes 2, 3 and 6)	479,440	—	—	—
Financial assets carried at cost (Notes 2, 3 and 12)	1,866,280	1	2,605,956	1
Other noncurrent monetary assets (Notes 3 and 13)	2,000,000	—	2,000,000	—

Total long-term investments	5,861,647	1	6,016,018	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 14 and 24)
Cost
Land	100,892,970	22	101,837,988	22
Land improvements	1,477,275	—	1,458,302	—
Buildings	58,584,114	13	56,582,569	12
Machinery and equipment	21,876,869	5	22,126,934	5
Telecommunications network facilities	628,711,725	138	621,407,456	131
Miscellaneous equipment	2,033,134	—	2,078,485	—

Total cost	813,576,087	178	805,491,734	170
Revaluation increment on land	5,945,597	2	5,951,339	1

	819,521,684	180	811,443,073	171
Less: Accumulated depreciation	491,128,294	108	467,909,502	98

	328,393,390	72	343,533,571	73
Construction in progress and advances related to acquisitions of equipment	25,039,319	5	29,212,447	6

Property, plant and equipment, net	353,432,709	77	372,746,018	79

INTANGIBLE ASSETS
3G concession (Note 2)	9,544,762	2	10,179,000	2
Deferred pension cost (Notes 2 and 23)	—	—	2,303,310	1
Patents and computer software, net (Note 2)	166,983	—	182,848	—

Total intangible assets	9,711,745	2	12,665,158	3

OTHER ASSETS
Idle assets (Note 2)	929,473	—	—	—
Refundable deposits	1,631,838	1	1,417,203	—
Deferred income taxes - noncurrent (Notes 2 and 21)	85,866	—	—	—
Other	370,952	—	354,134	—

Total other assets	3,018,129	1	1,771,337	—

TOTAL	$456,465,040	100	$474,009,306	100

	March 31
	2006		2005
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable (Note 24)	$9,024,457	2	$11,323,868	2
Income tax payable (Notes 2 and 21)	1,524,934	1	8,107,947	2
Accrued expenses (Note 15)	14,613,829	3	11,557,479	2
Accrued pension liabilities (Notes 2 and 23)	—	—	2,244,403	1
Current portion of long-term loans (Note 17)	300,000	—	200,000	—
Other current liabilities (Notes 16 and 24)	15,063,442	3	17,491,011	4

Total current liabilities	40,526,662	9	50,924,708	11

LONG-TERM LIABILITIES
Long-term loans (Note 17)	—	—	300,000	—
Deferred income	524,722	—	349,932	—

Total long-term liabilities	524,722	—	649,932	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 14)	94,986	—	94,986	—

OTHER LIABILITIES
Customers’ deposits	7,061,485	2	5,893,261	1
Other	160,446	—	209,195	—

Total other liabilities	7,221,931	2	6,102,456	1

Total liabilities	48,368,301	11	57,772,082	12

STOCKHOLDERS’ EQUITY (Notes 2, 18, 19 and 21)
Capital stock - $10 par value; authorized, issued and outstanding - 9,647,725 thousand shares	96,477,249	21	96,477,249	20

Capital surplus:
Paid-in capital in excess of par value	214,529,603	47	214,529,603	46
Capital surplus from revaluation of land	5,850,610	1	5,856,353	1
Donations	13,170	—	13,170	—

Total capital surplus	220,393,383	48	220,399,126	47

Retained earnings:
Legal reserve	39,272,477	9	34,286,147	7
Special reserve	2,680,184	—	2,675,941	1
Unappropriated earnings	58,100,093	13	62,403,526	13

Total retained earnings	100,052,754	22	99,365,614	21

Other adjustment
Cumulative translation adjustments	(2,942)	—	(4,765)	—

Treasury stock - 149,158 thousand shares	(8,823,705)	(2)	—	—

Total stockholders’ equity	408,096,739	89	416,237,224	88

TOTAL	$456,465,040	100	$474,009,306	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 15, 2006)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in New Taiwan Thousand Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2006		2005
	Amount	%	Amount	%
SERVICE REVENUES (Note 24)	$44,631,942	100	$43,999,505	100
COSTS OF SERVICES (Note 24)	22,413,931	50	22,452,746	51

GROSS PROFIT	22,218,011	50	21,546,759	49

OPERATING EXPENSES
Marketing	5,933,819	13	5,639,590	13
General and administrative	911,830	2	756,187	2
Research and development	758,660	2	774,059	2

Total operating expenses	7,604,309	17	7,169,836	17

INCOME FROM OPERATIONS	14,613,702	33	14,376,923	32

OTHER INCOME
Penalties income	316,572	1	299,393	1
Income from sale of scrap	177,049	1	46,304	—
Interest	133,051	—	82,062	—
Valuation gain on financial instruments, net	53,751	—	12,416	—
Foreign exchange gain, net	33,941	—	141,445	—
Dividends income	28,650	—	57,881	—
Other	101,390	—	168,194	1

Total other income	844,404	2	807,695	2

OTHER EXPENSES
Special termination benefit under early retirement program	2,218,940	5	—	—
Losses on disposal of property, plant and equipment	42,668	—	18,341	—
Equity in net loss of unconsolidated companies	9,011	—	18,973	—
Interest	719	—	209	—
Other	156,418	1	532,996	1

Total other expenses	2,427,756	6	570,519	1

(Continued)

	Three Months Ended March 31
	2006		2005
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	$13,030,350	29	$14,614,099	33
INCOME TAX (Notes 2 and 21)	3,059,243	7	2,987,165	7

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	9,971,107	22	11,626,934	26
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX $10,273 THOUSAND (Notes 3 and 21)	41,402	—	—	—

NET INCOME	$10,012,509	22	$11,626,934	26

	Three Months Ended March 31
	2006		2005
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Notes 2 and 22)
Basic net income per share	$1.36	$1.04	$1.51	$1.21

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 15, 2006)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in New Taiwan Thousand Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$10,012,509	$11,626,934
Cumulative effect of changes in accounting principle	(41,402)	—

Income before cumulative effect of changes in accounting principle	9,971,107	11,626,934
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	130,815	217,052
Depreciation and amortization	10,329,364	10,279,808
Valuation gain on financial instruments, net	(53,751)	(12,416)
Gain on sale of financial assets	(10,392)	(372)
Allowance for losses on inventories	161	—
Losses on disposal of property, plant and equipment, net	41,831	18,341
Equity in net losses of unconsolidated companies	9,011	18,973
Deferred income taxes	1,508,139	(100,367)
Changes in operating assets and liabilities:
Decrease (increase) in:
Purchase and sale of financial assets, net	(1,759,597)	(7,940,295)
Trade notes and accounts receivable	669,184	1,472,157
Other current monetary assets	(158,890)	75,104
Inventories	(129,404)	298,570
Other current assets	(2,295,906)	(2,646,407)
Increase (decrease) in:
Trade notes and accounts payable	(1,491,021)	(3,119,634)
Income tax payable	1,508,384	3,075,951
Accrued expenses	(913,118)	(2,796,291)
Accrued pension liabilities	—	(832,372)
Other current liabilities	39,346	284,143
Deferred income	206,194	(11,197)

Net cash provided by operating activities	17,601,457	9,907,682

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property, plant and equipment	4,186	—
Acquisitions of property, plant and equipment	(6,271,182)	(5,266,784)
Acquisitions of patents and computer software	(16,376)	(11,351)
Increase in other assets	(120,930)	(100,932)

Net cash used in investing activities	(6,404,302)	(5,379,067)

(Continued)

	Three Months Ended March 31
	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on principal of long-term loans	$(200,000)	$(200,000)
Decrease in customers’ deposits	(257,912)	(448,913)
Increase (decrease) in other liabilities	(46,839)	5,897
Purchase of treasury stock	(8,823,705)	—

Net cash used in financing activities	(9,328,456)	(643,016)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,868,699	3,885,599
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41,890,668	29,282,811

CASH AND CASH EQUIVALENTS, END OF PERIOD	$43,759,367	$33,168,410

SUPPLEMENTAL INFORMATION
Interest paid	$719	$209

Income tax paid	$42,719	$16,341

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$300,000	$200,000

Reclassification of reserve for land value incremental tax to capital surplus	$—	$116,196

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 15, 2006)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to form Chunghwa. The DGT continues to be the telecom industry regulator in the ROC.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of the Company by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The number of employees as of March 31, 2006 and 2005 are 27,417 and 28,035, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with relevant regulations (applied before August 12, 2005), regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Presentation

As a stated-owned company before August 12, 2005 (privatization date), the accounts of the Company are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the Ministry of Auditing (MOA) (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2004 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, or sold or consumed within one year. Current liabilities are obligations which mature within one year. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets Measured at Fair Value Through Profit or Loss

A financial asset or financial liability at fair value through profit or loss includes a financial asset or financial liability classified as held for trading and upon initial recognition it is designated by the entity as a fair value through profit or loss. Financial assets are initial recognized at fair value, with transaction costs expensed as incurred. After initial recognition, the derivatives are remeasured at fair value with the changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is recognized and derecognized using settlement date accounting.

The basis for determining the fair value of financial instruments is as follows: list stocks, closing prices as of balance sheet date; open-end bond mutual funds, net assets value as of balance sheet date; bonds, quotes in the OTC market as of balance sheet date; financial instruments without active market, fair value are estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Allowance for doubtful receivables is provided on the basis of review of the collectibility of individual receivables.

Inventories

Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

When an indication of impairment is identified in an investment, the carrying amount of the investment is reduced, with the related impairment loss charged to current income.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at original cost, such as non-publicly traded stocks. If there is objective evidence that a financial asset is impaired, a loss is recognized. No recording of a subsequent recovery in fair value is allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

The Company adopted ROC Financial Accounting Standards No. 35, “Accounting for the Impairment of Long-lived Assets” on December 31, 2004.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to capital surplus from revaluation under the heading capital surplus from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension costs subject to defined benefit plan are recognized according to the actuarial report. Pension costs subject to defined contribution plan are recognized according to the amount of contributions by the Company during the employees’ service period.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, are charged to income as incurred.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or noncurrent according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or noncurrent depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes expense (10%) on undistributed earnings is recorded in the year when the stockholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity; and

b.	Financial assets and liabilities - credited or charged to current income.

3. REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No.34 “Accounting for Financial Instruments” (SFAS No.34) and No.36 “Disclosure and Presentation for Financial Instruments” and related revisions of previously released SFASs.

a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had properly categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles.

The effect of adopting the newly released SFASs is summarized as follows:

Recognized as Cumulative Effect of Changes in Accounting Principles (Net of Tax)
Financial assets at fair value through profit or loss	$41,402

The adoption of the newly released SFASs resulted in an increased in net income before cumulative effect of changes in accounting principles of NT$53,751 thousand, an increase in net income of NT$91,153 thousand, and an increase in after income tax basic earnings per share of NT$0.01, for the three months ended March 31, 2006.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the financial statements as of and for the three months ended March 31, 2005 were reclassified to conform with the financial statements as of and for the three months ended March 31, 2006. The previous issued financial statements as of and for the three months ended March 31, 2005 need not be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:

Short-term investments

Short-term investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investments sold are determined using the moving weighted-average method.

Certain accounts in the financial statements as of and for the three months ended March 31, 2005 have been reclassified to conform to the classifications prescribed by the newly released and revised SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before Reclassification	After Reclassification
Balance sheet
Short-term investments	$17,067,596	$—
Fund	2,000,000	—
Long-term investments accounted for using cost method	2,605,956	—
Financial assets at fair value through profit or loss	—	17,067,596
Financial assets carried at cost - noncurrent	—	2,605,956
Other noncurrent monetary assets	—	2,000,000

	$21,673,552	$21,673,552

Statement of operation
Reversal of allowance on short-term investments	$12,416	$—
Valuation gain on financial instruments, net	—	12,416

	$12,416	$12,416

4. ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

The Company’s financial statements for the year ended December 31, 2004 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2004. The effects of these adjustments are summarized as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Balance sheet
Assets
Current assets	$67,893,025	$(31,407)	$67,861,618
Investments in unconsolidated companies and Funds	6,034,991	—	6,034,991
Property, plant and equipment, net	379,483,488	—	379,483,488
Intangible assets	11,630,126	—	11,630,126
Other assets	2,127,067	—	2,127,067

Total assets	$467,168,697	$(31,407)	$467,137,290

Liabilities
Current liabilities	$55,213,108	$45,319,914	$100,533,022
Long-term liabilities	861,129	—	861,129
Reserve for land value incremental tax	211,182	—	211,182
Other liabilities	6,380,161	—	6,380,161

Total liabilities	62,665,580	45,319,914	107,985,494

Total stockholders’ equity	404,503,117	(45,351,321)	359,151,796

Total liabilities and stockholders’ equity	$467,168,697	$(31,407)	$467,137,290

Statement of operation
Service revenues	$182,562,682	$—	$182,562,682
Costs of services	92,951,836	7,974	92,959,810
Operating expenses	29,947,953	1,377	29,949,330
Other income	2,743,037	—	2,743,037
Other expenses	1,644,048	—	1,644,048
Income before income tax	60,761,882	(9,351)	60,752,531
Income tax	10,891,570	(2,337)	10,889,233
Net income	49,870,312	(7,014)	49,863,298

The adjustments made by the government agencies that increased income before income tax by $9,351 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. The increase to current liabilities of $45,319,914 thousand and the decrease to total stockholders’ equity of $45,351,321 thousand were due to the appropriations of 2004 earnings recorded by the MOA.

5. CASH AND CASH EQUIVALENTS

	March 31
	2006	2005
Cash
Cash on hand	$87,272	$111,217
Cash in banks	1,167,377	1,686,298
Negotiable Certificate of Deposit, annual yield rate - ranging from 1.350%-1.425% and 1.15%-1.30% for 2006 and 2005, respectively	13,802,500	13,300,000

	15,057,149	15,097,515
Cash equivalents
Commercial paper, annual yield rate - ranging from 1.350%-1.435% and 1.10%-1.19% for 2006 and 2005, respectively	28,702,218	18,070,895

	$43,759,367	$33,168,410

6. FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2006	2005
Financial assets held for trading
Open-end bond mutual funds	$15,833,300	$11,800,372
Real estate investment trust fund	105,000	100,000
List stocks	59,691	—
Commercial paper, annual yield rate 1.13%	—	5,167,224

	$15,997,991	$17,067,596

Financial assets at fair value through profit or loss - noncurrent
Yuanta Structured Principal Protected Private Placement	$479,440	$—

Yuanta Structured Principal Protected Private Placement is an open-end structured principal protected mutual fund. The maturity date is September 28, 2008. The Company has the positive intent and ability to hold it to maturity. Therefore, the mutual fund is classified as noncurrent asset.

Gains on financial assets at fair value through profit or loss for the three months ended March 31, 2006 and 2005 are $53,751 thousand and $12,416 thousand, respectively.

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2006	2005
Balance, beginning of period	$3,604,605	$4,473,433
Provision for doubtful accounts	130,002	214,571
Accounts receivable written off	(265,604)	(390,162)

Balance, end of period	$3,469,003	$4,297,842

8. OTHER CURRENT MONETARY ASSETS

	March 31
	2006	2005
Tax refund receivable	$4,338,479	$—
Other receivable	1,526,338	1,438,620

	$5,864,817	$1,438,620

9. INVENTORIES, NET

	March 31
	2006	2005
Supplies	$1,166,095	$1,095,798
Work in process	18,496	4,443
Finished goods	7,117	—
Materials in transit	1,241,340	—

	2,433,048	1,100,241
Less: Valuation allowance	161	—

	$2,432,887	$1,100,241

10. OTHER CURRENT ASSETS

	March 31
	2006	2005
Prepayments	$2,979,001	$3,185,837
Miscellaneous	563,941	156,103

	$3,542,942	$3,341,940

11. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2006		2005
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
Equity investee:
Chunghwa Investment (“CHI”)	$959,116	49	$928,390	49
Taiwan International Standard Electronics (“TISE”)	556,811	40	481,672	40

	$1,515,927		$1,410,062

The carrying values of the equity investees and the equity in their net losses as of and for the three months ended March 31, 2006 and 2005 are based on unreviewed financial statements. The aggregate carrying values of the equity-accounted investments were NT$1,515,927 thousand and NT$1,410,062 thousand as of March 31, 2006 and 2005, respectively. The equity in their net losses were $9,011 thousand and $18,973 thousand for the three months ended March 31, 2006 and 2005, respectively.

12. FINANCIAL ASSETS CARRIED AT COST

	March 31
	2006		2005
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$2,529,206	12
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	$1,866,280		$2,605,956

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

The Company identified an impairment indicator and determined the investment in TFC was impaired due to an adverse change in the market condition of the industry in which TFC operates as of December 31, 2005. The Company recognized an other-than-temporary impairment loss of $739,676 thousand in 2005.

13. OTHER NONCURRENT MONETARY ASSETS

	March 31
	2006	2005
Fixed Line Funds	$1,000,000	$1,000,000
Piping Funds	1,000,000	1,000,000

	$2,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

14. PROPERTY, PLANT AND EQUIPMENT

	March 31
	2006	2005
Cost
Land	$100,892,970	$101,837,988
Land improvements	1,477,275	1,458,302
Buildings	58,584,114	56,582,569
Machinery and equipment	21,876,869	22,126,934
Telecommunications network facilities	628,711,725	621,407,456
Miscellaneous equipment	2,033,134	2,078,485

Total cost	813,576,087	805,491,734
Revaluation increment on land	5,945,597	5,951,339

	819,521,684	811,443,073

(Continued)

	March 31
	2006	2005
Accumulated depreciation
Land improvements	$767,615	$709,934
Buildings	13,496,520	12,488,803
Machinery and equipment	16,102,486	15,430,403
Telecommunications network facilities	459,003,753	437,512,732
Miscellaneous equipment	1,757,920	1,767,630

	491,128,294	467,909,502

Construction in progress and advances related to acquisition of equipment	25,039,319	29,212,447

Property, plant and equipment, net	$353,432,709	$372,746,018

Pursuant to the related regulation, the Company revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which were approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and capital surplus of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to capital surplus.

No interest expense was capitalized for the three months ended March 31, 2006 and 2005.

15. ACCRUED EXPENSES

	March 31
	2006	2005
Accrued compensation	$7,115,988	$6,500,430
Accrued franchise fees	3,168,368	3,118,230
Other accrued expenses	4,329,473	1,938,819

	$14,613,829	$11,557,479

16. OTHER CURRENT LIABILITIES

	March 31
	2006	2005
Advances from subscribers	$4,603,964	$4,474,011
Amounts collected from subscribers on behalf of other telecommunications companies and carriers	3,047,510	3,190,938
Payables to equipment suppliers	2,611,703	3,732,420
Payables to constructors	1,283,396	1,032,768
Deposit from subscribers	930,856	2,920,031
Miscellaneous	2,586,013	2,140,843

	$15,063,442	$17,491,011

17. LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	March 31
	2006	2005
Loan from the Common Tunnel Fund	$300,000	$500,000
Less: Current portion of long-term loans	300,000	200,000

	$—	$300,000

The loan amount of NT$700,000 thousand from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of NT$1,000,000 thousand until March 12, 2007, with a restricted lending term of five years. The outstanding principal is payable in three annual installments of NT$200,000 thousand, NT$200,000 thousand and NT$300,000 thousand starting on March 12, 2005.

18. STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is $96,477,249,020, which is divided into 9,647,724,900 common shares (at $10 par value per share), all of which are issued and outstanding, and 2 preferred shares (at $10 par value per share), which are issued and approved by the board of directors on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing the Company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. As of March 31, 2006, the MOTC has sold 2,460,432 thousand common shares in the form of ADS amounting to 246,043 thousand units.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

As of March 31, 2006, the outstanding ADSs were 246,043 thousand units, which equaled approximately 2,460,431 thousand common shares and represented 25.50% of the Company’s total outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following: No less than 1% of distributable earnings shall be distributed to employees as employee bonus and no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization. During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting. Cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Corporation requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the company have been approved by the board of directors on March 28, 2006 as follows, and are pending for the approval of stockholders:

Amount
Legal reserve	$4,765,288
Employee bonus - cash	230,057
Employee bonus - stock	230,057
Remuneration to board of directors and supervisors	15,337
Cash dividends - $4.3 per share	40,659,617
Stock dividends - $0.2 per share	1,891,145

$47,791,501

The appropriation and distributions of the 2004 earnings of the Company have been approved and resolved by the stockholders on June 21, 2005, for special reserve of $4,243 thousand, 10% legal reserve of $4,987,031 thousand and cash dividends of $45,344,307 thousand ($4.7 per share). After examination by the MOA, 10% legal reserve was decreased $701 thousand, from $4,987,031 thousand to $4,986,330 thousand. The appropriation and distributions adjustments have been recorded retroactively as of December 31, 2004 under the regulations of government. (Refer to Note 4.)

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

19. TREASURY STOCK

	(In Thousands of Shares)
Purpose	As of January 1, 2006	Increase	Decrease	As of March 31, 2006
To improve the Company’s financial condition and utilize excess funds	—	149,158	—	149,158

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, premium on capital stock and realized capital reserve.

Treasury stock shall not be pledged, nor does the shareholder’s right be enjoyed before transfer in compliance with Securities and Exchange Law of the ROC.

From April 1, 2006 to April 9, 2006, the Company has acquired 42,842 thousand common shares for $2,568,628 thousand. As of April 9, 2006, the Company held 192,000 thousand common shares with an average cost basis of $11,392,333 thousand.

20. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2006
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$3,482,542	$2,178,922	$5,661,464
Insurance	126,908	76,606	203,514
Pension	486,760	311,362	798,122
Other compensation	1,722,162	1,073,618	2,795,780

	5,818,372	3,640,508	9,458,880
Depreciation expense	9,541,101	549,691	10,090,792
Amortization expense	213,173	25,390	238,563

	$15,572,646	$4,215,589	$19,788,235

	Three Months Ended March 31, 2005
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$3,935,899	$2,389,057	$6,324,956
Insurance	125,568	74,828	200,396
Pension	711,241	438,036	1,149,277
Other compensation	1,394,759	867,928	2,262,687

	6,167,467	3,769,849	9,937,316
Depreciation expense	9,636,747	582,249	10,218,996
Amortization expense	30,512	26,951	57,463

	$15,834,726	$4,379,049	$20,213,775

21. INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Three Months Ended March 31
	2006	2005
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$3,257,578	$3,653,515
Deduct tax effects of:
Permanent differences	(30,888)	(30,113)
Temporary differences	(1,513,481)	(185,272)
Investment tax credits	(187,695)	(362,082)

Income tax payable	$1,525,514	$3,076,048

b.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2006	2005
Income tax payable	$1,525,514	$3,076,048
Income tax - separated	25,590	16,234
Income tax - deferred	1,518,412	(100,367)
Income tax - cumulative effect of changes in accounting principle	(10,273)	—
Adjustments of prior years’ income tax	—	(4,750)

	$3,059,243	$2,987,165

c.	Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2006	2005
Current
Deferred income tax assets:
Investment tax credits	$553,924	$—
Provision for doubtful accounts	228,296	399,200
Accrued pension cost	212,782	12,338,968
Other	53,016	82,417

	1,048,018	12,820,585
Less: Valuation allowance	(228,296)	(399,200)

	819,722	12,421,385

Deferred income tax liability:
Unrealized foreign exchange gain	(6,462)	(31,057)
Unrealized gains on financial instruments	(10,273)	—

	(16,735)	(31,057)

Net deferred income tax assets	$802,987	$12,390,328

Noncurrent deferred income tax assets:
Losses on impairment	$85,866	$—

d.	As of March 31, 2006, investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$1,807,256	$553,924	2009

e.	The related information under the Integrated Income Tax System is as follows:

	March 31
	2006	2005
Balance of Imputation Credit Account (ICA)	$2,141,929	$6,328,570

The estimated ICA rate for 2005 earnings and the actual ICA rate for 2004 earnings were 4.45% and 22.49%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of March 31, 2005 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

f.	Undistributed earnings information

As of March 31, 2006, the Company’s undistributed earnings generated in June 30, 1998 and onward was zero. As of March 31, 2005, the Company’s undistributed earnings generated in June 30, 1998 and onward was $32,336 thousand.

Income tax returns through the year ended December 31, 2004 have been examined by the ROC tax authorities.

22. EARNINGS PER SHARE

	Three Months Ended March 31
	2006		2005
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
Basic earnings per share
Net income before cumulative effect of changes in accounting principle	$1.36	$1.04	$1.51	$1.21
Cumulative effect of changes in accounting principle	—	—	—	—

Net income	$1.36	$1.04	$1.51	$1.21

	Amount (Numerator)		Weighted-average Number of Common Shares Outstanding (Denominator)	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Three months ended March 31, 2006
Net income	$13,082,025	$10,012,509

Basic net income per share			9,601,455	$1.36	$1.04

Three months ended March 31, 2005
Net income	$14,614,099	$11,626,934

Basic net income per share			9,647,725	$1.51	$1.21

23. PENSION PLAN

The Company has different pension plans for its employees depending on their classifications before privatization. In general, the employees’ pension entitlement was based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

Before privatization, the funding of the pension plan for employees classified as staff was based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund was administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. However, according to the instructions of MOTC, the Company would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization. As of March 31, 2006 the remaining balance of funds to be disbursed to employees on behalf of the MOTC and transferred to Privatization Fund amounted to NT$850 million.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company contributes 6% of each employee’s monthly salary per month beginning July 1, 2005.

After privatization, the pension plan in accordance with the Labor Standards Law is considered as a defined benefit plan. The payments of pension are subject to the service periods and average salaries of six months of employees prior to retirement. The pension assets is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The balance of the Company’s plan assets subject to defined benefit plan were $2,096,115 thousand and $985,377 thousand as of March 31, 2006 and 2005, respectively.

Pension costs amounted to $833,614 thousand ($826,178 thousand subject to defined benefit plan and $7,436 thousand subject to defined contribution plan) and $1,204,632 thousand for the three months ended March 31, 2006 and 2005, respectively.

24. TRANSACTIONS WITH RELATED PARTIES

As the Company was a state-owned enterprise and the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics (“TISE”)	Equity-accounted investee

Chunghwa System Integration (“CSI”)	Subsidiary of equity - accounted investee

Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of equity - accounted investee

Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of equity - accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2006		2005
	Amount	%	Amount	%
1) Receivables
Trade notes and accounts receivable
CHTG	$28,062	—	$—	—
CHPT	4,237	—	—	—

	$32,299	—	$—	—

2) Payables
Trade notes and accounts payable
CSI	$57,017	1	$—	—
TISE	37,038	—	—	—
CHTG	9,728	—	—	—

	$103,783	1	$—	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$257,007	2	$12,464	—

	Three Months Ended March 31
	2006		2005
	Amount	%	Amount	%
3) Service revenues
CHTG	$28,062	—	$—	—
CHPT	7,095	—	—	—

	$35,157	—	$—	—

4) Cost of services
CSI	$52,163	—	$2,691	—
TISE	45,725	—	25,057	—
CHTG	25,431	—	—	—

	$123,319	—	$27,748	—

5) Acquisition of properties
TISE	$134,086	2	$282,935	5
CSI	22,439	—	151,526	3
CHTG	870	—	—	—

	$157,395	2	$434,461	8

The foregoing transactions were conducted under normal commercial terms.

25. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2006, the Company’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of buildings of $2,601,352 thousand.

b.	Acquisitions of telecommunications equipment of $14,566,631 thousand.

c.	Unused letters of credit of approximately $3,633,251 thousand.

d.	Contracts to print billing, envelops and telephone directories of approximately $192,983 thousand.

e.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
2006 (from April 1, 2006 to December 31, 2006)	$1,081,779
2007	959,095
2008	623,637
2009	364,023
2010 and thereafter	198,375

f.	A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

h.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of April 15, 2006, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

26. FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	March 31
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$43,759,367	$43,759,367	$33,168,410	$33,168,410
Financial assets at fair value through profit or loss - current	15,997,991	15,997,991	17,067,596	17,102,361
Trade notes and accounts receivable, net	12,039,819	12,039,819	12,303,640	12,303,640
Other current monetary assets	5,864,817	5,864,817	1,438,620	1,438,620
Financial assets at fair value through profit or loss - noncurrent	479,440	479,440	—	—
Financial assets carried at cost	1,866,280	2,061,942	2,605,956	2,332,954
Other noncurrent monetary assets	2,000,000	2,000,000	2,000,000	2,000,000
Investments accounted for using equity method	1,515,927	1,684,422	1,410,062	1,722,207
Refundable deposits	1,631,838	1,631,838	1,417,203	1,417,203
Liabilities
Trade notes and accounts payable	9,024,457	9,024,457	11,323,868	11,323,868
Accrued expenses	14,613,829	14,613,829	11,557,479	11,557,479
Current portion of long-term loans	300,000	300,000	200,000	200,000
Long-term loans	—	—	300,000	300,000
Customers’ deposits	7,061,485	7,061,485	5,893,261	5,893,261

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34 “Accounting for Financial Instruments” (SFAS No. 34) and the related information refers to the Note 3 to the financial statements.

b.	Methods and assumptions used in the determination of fair values of financial instruments

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. This method does not apply to the financial instruments as follows.

2)	If the financial assets at fair value through profit and loss have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the financial assets are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters.

3)	Long-term investments except for financial assets at fair value through profit and loss are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

4)	Long-term loans (including current portion). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
Assets
Financial assets measured at fair value through profit or loss - current	$15,997,991	$17,102,361	$—	$—
Financial assets measured at fair value through profit or loss - noncurrent	479,440	—	—	—

d.	Information about financial risks

1)	Market risk

The financial instruments categorized as financial assets measured at fair value through profit or loss are mainly list stocks and open-end bond mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. Contracts with positive fair values at the balance sheet date are evaluated for credit risk. In order to manage this risk, the Company conducts transactions only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

3)	Liquidation risk

The financial instruments categorized as financial assets measured at fair value through profit or loss are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

27. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Note 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 4.

j.	Financial transactions: Please see Note 26.

k.	Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

MARCH 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					March 31, 2006
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity method investee	Long-term investments - equity method	98,000	$959,116	49	$959,116	Note 1
		Taiwan International Standard Electronics	Equity method investee	Long-term investments - equity method	1,760	556,811	40	725,306	Note 1
		New Prospect Investments Holdings Ltd.	Subsidiary	Long-term investments - equity method	—	—	100	—	Note 2
						(USD $1)		(USD $1)
		Prime Asia Investments Group Ltd.	Subsidiary	Long-term investments - equity method	—	—	100	—	Note 2
						(USD $1)		(USD $1)
		Taipei Financial Center	—	Financial assets carried at cost	288,211	1,789,530	12	1,757,952	Note 1
		RPTI International	—	Financial assets carried at cost	9,234	71,500	12	107,790	Note 1
		Siemens Telecommunication Systems	—	Financial assets carried at cost	75	5,250	15	196,200	Note 1
		Beneficiary certificates (mutual fund)
		Yuanta Structured Principal Protected Private Placement	—	Financial assets at fair value through profit or loss - noncurrent	50,000	500,000	—	479,440	Note 3
		Common stock
		Nan Ya Plastics Corporation	—	Financial assets held for trading	94	3,625	—	4,516	Note 4
		Nien Hsing Textile Co., Ltd.	—	Financial assets held for trading	333	7,969	—	6,693	Note 4
		China Steel Corporation	—	Financial assets held for trading	154	4,069	—	4,682	Note 4
		China Motor Corporation	—	Financial assets held for trading	383	11,400	—	12,639	Note 4
		KINPO Electronics, Inc.	—	Financial assets held for trading	292	3,822	—	3,650	Note 4
		D-Link Corporation	—	Financial assets held for trading	267	8,809	—	9,145	Note 4
		Benq Corporation	—	Financial assets held for trading	402	11,864	—	10,834	Note 4
		Gigabyte Technology Co., Ltd.	—	Financial assets held for trading	283	8,618	—	6,806	Note 4
		Realtek Semiconductor Corp.	—	Financial assets held for trading	20	668	—	726	Note 4
		Beneficiary certificates (mutual fund)
		JF (Taiwan) First Bond Fund	—	Financial assets held for trading	72,139	1,000,000	—	1,003,535	Note 3
		JF (Taiwan) Taiwan Bond Fund	—	Financial assets held for trading	66,450	1,000,000	—	1,003,555	Note 3
		Dresdner Bond DAM Fund	—	Financial assets held for trading	70,008	800,000	—	802,863	Note 3
		Invesco ROC Bond Fund	—	Financial assets held for trading	45,998	675,000	—	677,222	Note 3
		ABN AMRO Bond Fund	—	Financial assets held for trading	60,579	900,000	—	903,374	Note 3
		ABN AMRO Select Bond Fund	—	Financial assets held for trading	89,476	1,000,000	—	1,003,776	Note 3
		HSBC Taiwan Dragon Fund	—	Financial assets held for trading	13,147	200,000	—	200,614	Note 3
		FUBON Ju-I III Fund	—	Financial assets held for trading	41,413	500,000	—	501,429	Note 3
		Shinkong Chi-Shin Fund	—	Financial assets held for trading	77,829	1,100,000	—	1,103,884	Note 3
		NITC Bond Fund	—	Financial assets held for trading	12,326	2,000,000	—	2,007,248	Note 3
		Barits Bond Fund	—	Financial assets held for trading	40,857	490,000	—	491,561	Note 3
		Taishin Lucky Fund	—	Financial assets held for trading	9,881	100,000	—	100,324	Note 3
		TIIM High Yield Fund	—	Financial assets held for trading	47,451	519,555	—	582,413	Note 3
		NITC Taiwan Bond Fund	—	Financial assets held for trading	14,385	200,000	—	200,624	Note 3

(Continued)

					March 31, 2006
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		Prudential Financial Bond Fund	—	Financial assets held for trading	13,867	$200,000	—	$200,614	Note 3
		Jih Sun Bond Fund	—	Financial assets held for trading	14,847	200,000	—	200,598	Note 3
		Fuh-Hwa YouLi Fund	—	Financial assets held for trading	16,345	200,000	—	200,633	Note 3
		Fuh-Hwa Heirloom No. 2 Balance Fund	—	Financial assets held for trading	17,659	240,000	—	242,663	Note 3
		HSBC Taiwan Safe & Rich Fund	—	Financial assets held for trading	6,053	100,000	—	101,392	Note 3
		HSBC Global Balanced Select Fund	—	Financial assets held for trading	5,317	60,000	—	61,364	Note 3
		AIG Flagship Global Balance Fund of Funds	—	Financial assets held for trading	4,274	50,000	—	50,598	Note 3
		ING CHB Tri-Gold Balanced Portfolio	—	Financial assets held for trading	8,143	100,000	—	102,199	Note 3
		Fuh-Hwa Albatross Fund	—	Financial assets held for trading	11,679	130,000	—	130,503	Note 3
		Fuhwa Atex Bond Fund	—	Financial assets held for trading	25,752	300,000	—	301,009	Note 3
		Fubon Global Reit Fund	—	Financial assets held for trading	15,000	150,000	—	162,900	Note 3
		Jih Sun Navigation No. 1 Fund	—	Financial assets held for trading	5,000	50,050	—	52,250	Note 3
		HSBC Trinity Balanced Fund	—	Financial assets held for trading	20,000	200,000	—	204,100	Note 3
		JF (Taiwan) Pacific Balanced Fund	—	Financial assets held for trading	10,000	100,000	—	103,798	Note 3
		Polaris Global Reits Fund	—	Financial assets held for trading	10,000	100,000	—	113,000	Note 3
		JF (Taiwan) Global Balance Fund	—	Financial assets held for trading	15,108	170,000	—	173,390	Note 3
		JF (Taiwan) Wealth Management Fund	—	Financial assets held for trading	9,362	100,000	—	106,665	Note 3
		Shinkong Strategy Balanced Fund	—	Financial assets held for trading	14,069	150,000	—	151,275	Note 3
		Fuh-Hua Home Run Fund	—	Financial assets held for trading	9,977	100,000	—	100,630	Note 3
		Fuh-Hua Total Return Fund	—	Financial assets held for trading	9,872	100,000	—	101,185	Note 3
		Fiedelity Euro Bond Fund	—	Financial assets held for trading	1,256	604,960	—	591,934	Note 3
		Credit Suisse BF (Lux) Euro Bond Fund	—	Financial assets held for trading	41	601,003	—	587,283	Note 3
		Fidelity European Highyield Fund	—	Financial assets held for trading	1,054	387,680	—	404,530	Note 3
		MFS Emerging Market Debt Fund	—	Financial assets held for trading	567	322,120	—	339,163	Note 3
		GAM USD Special Bond Fund	—	Financial assets held for trading	23	321,180	—	336,219	Note 3
		Fidelity US High Yield Fund	—	Financial assets held for trading	343	129,615	—	130,983	Note 3
		Real estate investment trust fund
		Fubon No. 1	—	Short-term investment	10,000	100,000	—	105,000	Note 3
1	Chunghwa Investment Co., Ltd.	Common stock
		Chunghwa System Integration Co., Ltd.	Subsidiary	Long-term investments - equity method	60,000	647,982	100	647,982	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Long-term investments - equity method	6,000	94,279	100	94,279	Note 1
		Chunghwa Precision Test Technical Co., Ltd.	Subsidiary	Long-term investments - equity method	6,000	74,570	60	74,570	Note 1
		Chunghwa Investment Holding Company	Subsidiary	Long-term investments - equity method	589	7,133	100	7,133	Note 1
		PandaMonium Company	Equity method investee	Long-term investments - equity method	602	19,951	43	19,951	Note 1
		Wayia Com Inc.	—	Financial assets carried at cost	4,000	40,000	19	16,462	Note 1
		TVbean Co. Ltd. Wayia Com Inc.	—	Financial assets carried at cost	1,200	12,000	6	13,602	Note 1
		Vantech Software Company	—	Financial assets carried at cost	1,223	12,960	7	15,104	Note 1
		Digimax Production Center	—	Financial assets carried at cost	2,000	60,000	5	19,082	Note 1
		Simplo	—	Financial assets held for trading	5	383	—	398	Note 4
		Coretronic	—	Financial assets held for trading	30	1,547	—	1,683	Note 4
		Inotera	—	Financial assets held for trading	100	3,300	—	2,985	Note 4
		Nan Ya DCB	—	Financial assets held for trading	100	25,000	—	25,000	Note 4
		Beneficiary certification (mutual fund)
		Cathay Capital Income Growth Bond Fund	—	Financial assets held for trading	801	8,630	—	8,679	Note 3
		Fuhwa Bond Fund	—	Financial assets held for trading	3,609	45,242	—	45,690	Note 3
		Fuhwa Atex Bond Fund	—	Financial assets held for trading	3,821	44,225	—	44,662	Note 3

(Continued)

					March 31, 2006
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		Home Ren Bond Fund	—	Financial assets held for trading	2,076	$31,354	—	$31,710	Note 3
		PCA Bond Fund	—	Financial assets held for trading	1,132	17,266	—	17,420	Note 3
		Polaris De-Bao Fund	—	Financial assets held for trading	2,899	31,500	—	31,798	Note 3
		HSBC NTD Money Manager Fund 2	—	Financial assets held for trading	2,675	36,896	—	37,223	Note 3
		Mega Diamond Bond Fund	—	Financial assets held for trading	3,600	40,253	—	40,998	Note 3
		NITC Bond Fund	—	Financial assets held for trading	124	20,000	—	20,207	Note 3
		JF (Taiwan) Bond Fund	—	Financial assets held for trading	1,663	24,857	—	25,110	Note 3
		Cash Reserves Capital fund	—	Financial assets held for trading	3,489	40,074	—	40,495	Note 3
		Safe Income Capital Fund	—	Financial assets held for trading	1,514	22,000	—	22,282	Note 3
		Grand Cathay Bond Fund	—	Financial assets held for trading	1,540	19,675	—	19,754	Note 3
		JF (Taiwan) Pacific Balanced Fund	—	Financial assets held for trading	962	10,010	—	9,990	Note 3
		Cathay Technology Fund	—	Financial assets held for trading	1,476	30,000	—	30,000	Note 3
		Cathay Fund	—	Financial assets held for trading	1,000	10,697	—	11,850	Note 3
		Jih Sun Neo Taiwan Enterprises Fund	—	Financial assets held for trading	1,000	10,943	—	12,070	Note 3
		Fuhwa II Fund	—	Financial assets held for trading	4,521	45,000	—	46,519	Note 3
		Cathay Global Aggressive Fund	—	Financial assets held for trading	3,011	30,000		31,676	Note 3
		Cathay Global Balanced Fund	—	Financial assets held for trading	2,000	20,000		20,460	Note 3
		Cathay No. 1 REIT	—	Financial assets held for trading	5,000	50,000	—	51,150	Note 3
		94 Anshin Card 02A1	—	Financial assets held for trading	—	30,000	—	30,000	Note 3
		Jih Sun Bond Fund	—	Financial assets held for trading	748	10,105	—	10,108	Note 3
		Jih Sun Neo Taiwan Enterprises Fund	—	Financial assets held for trading	973	20,000	—	20,975	Note 3
2	Chunghwa System Integration Co., Ltd.	Beneficiary certification (mutual fund)
		Fuh-Hwa Bond Fund	—	Financial assets held for trading	3,239	42,601	—	42,746	Note 3
		Mega Diamond Bond Fund	—	Financial assets held for trading	4,405	50,000	—	50,165	Note 3
		Cathay Technology Fund	—	Financial assets held for trading	1,591	30,704	—	32,351	Note 3
		Polaris Di-Po Fund	—	Financial assets held for trading	920	10,078	—	10,095	Note 3
		Jih Sun Bond Fund	—	Financial assets held for trading	1,850	25,000	—	25,001	Note 3
		Grand Cathay Bond Fund	—	Financial assets held for trading	2,340	30,000	—	30,001	Note 3
		Cathay Bond Fund	—	Financial assets held for trading	6,394	72,914	—	73,009	Note 3
		Grand Cathay High-Tech Fund	—	Financial assets held for trading	1,595	20,000	—	20,908	Note 3
		Cathay Global Aggressive Fund	—	Financial assets held for trading	3,000	30,000	—	31,560	Note 3
		Cathay No. 1 REIT	—	Financial assets held for trading	5,000	50,000	—	51,150	Note 3
		Fuhwa Advantage Bond Fund	—	Financial assets held for trading	4,844	50,000	—	50,001	Note 3
		The Increment Fund	—	Financial assets held for trading	2,064	31,000	—	31,093	Note 3
		94 Anshin Card 02A1	—	Financial assets held for trading	—	30,000	—	30,000	Note 3
		Fuh-Hua Albatross Fund	—	Financial assets held for trading	2,830	31,507	—	31,621	Note 3
3	Chunghwa Investment Holding Company	Common stock
		Donghua Telecom Co., Limited	Subsidiary	Long-term investments - equity method	4,590	7,091	100	7,091	Note 1

Note 1:	The net asset values of unconsolidated companies were based on unreviewed financial statements.

Note 2:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated before March 31, 2006, but not on operating stage yet.

Note 3:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values as of March 31, 2006.

Note 4:	Market value was based on the closing price of March 31, 2006.

Note 5:	Financial assets at fair value through profit and loss are showed as their original carrying amounts without the adjustments of fair values.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		ADAM Global Bond Fund	Financial assets held for trading	—	—	9,286	$100,000	—	$—	9,286	$98,888	$100,000	$(1,112)	$—	$—
		NITC Taiwan Bond Fund	Financial assets held for trading	—	—	—	—	14,385	200,000	—	—	—	—	14,385	200,000
		Prudential Financial Bond Fund	Financial assets held for trading	—	—	—	—	13,867	200,000	—	—	—	—	13,867	200,000
		Jih Sun Bond Fund	Financial assets held for trading	—	—	—	—	14,847	200,000	—	—	—	—	14,847	200,000
		Fuh-Hwa YouLi Fund	Financial assets held for trading	—	—	—	—	16,345	200,000	—	—	—	—	16,345	200,000
		Fuh-Hwa Heirloom No. 2 Balance Fund	Financial assets held for trading	—	—	—	—	17,659	240,000	—	—	—	—	17,659	240,000
		HSBC Taiwan Safe & Rich Fund	Financial assets held for trading	—	—	—	—	6,053	100,000	—	—	—	—	6,053	100,000
		ING CHB Tri-Gold Balanced Portfolio	Financial assets held for trading	—	—	—	—	8,143	100,000	—	—	—	—	8,143	100,000
		MFS Emerging Market Debt Fund	Financial assets held for trading	—	—	351	192,600	216	129,520	—	—	—	—	567	322,120
		Fidelity US High Yield Fund	-	—	—	—	—	343	129,615	—	—	—	—	343	129,615
1	Chunghwa Investment Co., Ltd.	Beneficiary certificates (mutual fund)
		Cathay Capital Income Growth Bond Fund	Financial assets held for trading	—	—	9,130	98,303	—	—	8,329	90,000	89,673	327	801	8,630
2	Chunghwa System Integration Co., Ltd.	Beneficiary certificates
		Cathay Bond Fund	Financial assets held for trading	—	—	5,179	58,893	6,394	72,914	5,179	58,967	58,893	74	6,394	72,914

Note 1:	Financial assets at fair value through profit and loss are showed as their original carrying amounts without the adjustments of fair values.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationship	Prior Transactions with Related Counter- party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2006.2.17	$754,444	Paid	Steve Lin Architect and Associates	None	—	—	—	—	Bidding	New office	None
	Building	2006.3.13	178,880	Paid	Bank of Taiwan	None	—	—	—	—	Bidding	New office	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount				Balance as of March 31, 2006
Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2006		December 31, 2005		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		Net Income (Loss) of the Investee		Recognized Gain (Loss)		Note
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment	$980,000		$980,000		98,000	49	$959,116		$18,495		$9,062 (Note 1)		Equity- accounted investee
	Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu- Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment	164,000		164,000		1,760	40	556,811		(102,276)		(18,073 (Note 2	) )	Equity- accounted investee
	New Prospect Investments Holdings Ltd.	British Virgin Islands	Investment	— ( US$ 1 (Note 3	) )	—		—	100	— ( US$ 1 (Note 3	) )	—		—		Subsidiary
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	— ( US$ 1 (Note 3	) )	—		—	100	— ( US$ 1 (Note 3	) )	—		—		Subsidiary
Chunghwa Investment Co., Ltd.	Chunghwa System Integration Co., Ltd.	24F, No. 458, Hsinyi Rd., Sec. 4, Taipei	Integrated communication and information services	600,000		600,000		60,000	100	647,982		19,530		19,530 (Note 1)		Subsidiary
	Chunghwa Telecom Global	United States	Multinational enterprise data service, Internet gateway and voice wholesale, mobile commerce value- added services, and content services	204,271 (US$6,000 thousand	)	204,271 (US$6,000 thousand	)	6,000	100	94,279 (US$2,900 thousand	)	(6,601 (US$204 thousand	) )	(6,601 (Note 1	) )	Subsidiary
	Chunghwa Precision Test Technical Co., Ltd.	No. 12, Lane 551, Sec. 5, Minzu Rd., Yangmei Township, Taoyuan County	Electronics parts manufacturing industry Computer and peripheral device manufacturing industry Data storage manufacturing industry	60,000		60,000		6,000	60	74,570		7,560		4,536 (Note 1)		Subsidiary
	Chunghwa Investment Holding Company	Brunei	Investment	20,000 (US$589 thousand	)	20,000 (US$589 thousand	)	589	100	7,133 (US$217 thousand	)	(7,845 (US$244 thousand	) )	(7,845 (Note 1	) )	Subsidiary
	PandaMomum Company	British Virgin Islands	Develop PandaMomum project and provide multimedia services	20,000 (¥65,094) thousand		20,000 (¥65,094) thousand		602	43	19,951		813		346 (Note 1)		Equity- accounted investee
Chunghwa Investment Holding Company	Donghua Telecom Co., Ltd.	Hong Kong	Engage in telecom related investments, provide international private leased circuits (IPLC), internet protocol virtual private network (IPVPN), and internet transit	20,000 (US$589 thousand	)	20,000 (US$589 thousand	)	4,590	100	7,091 (HK$1,691 thousand	)	(7,948 (HK$1,896 thousand	) )	(7,948 (Note 1	) )	Subsidiary

Note 1:	The equity in net income (net loss) of unconsolidated companies was based on unreviewed financial statements.

Note 2:	The equity in net loss of an unconsolidated company amounted to $40,910 thousand was calculated from unreviewed financial statements plus a gain on realized upstream transactions of $27,817 thousand less a gain on unrealized upstream transactions of $4,980 thousand.

Note 3:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated before March 31, 2006 but not on operating stage yet.

Chunghwa Telecom Co., Ltd.

Financial Statements as of December 31, 2005 and March 31, 2006 (Unaudited) and for Three Months Ended March 31, 2005 and 2006 (Unaudited)

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2005	March 31
		2006		2006
	NT$	NT$		US$
		(Unaudited)		(Unaudited)
				(Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$41,891	$43,759		$1,350
Short-term investments	14,171	15,998		493
Trade notes and accounts receivable, net	12,839	12,040		371
Inventories, net	2,120	2,433		75
Prepaid expenses	1,149	2,979		92
Deferred income taxes	3,353	1,833		57
Other current assets	5,805	6,429		198

Total current assets	81,328	85,471		2,636

LONG-TERM INVESTMENTS	3,391	3,382		104

INVESTMENT IN PRIVATE MUTUAL FUND	481	479		15

PROPERTY, PLANT AND EQUIPMENT, NET	293,525	286,829		8,847

INTANGIBLE ASSETS
3G concession, net	9,732	9,545		295
Patents and computer software, net	184	166		5

Total intangible assets	9,916	9,711		300

OTHER ASSETS
Deferred income taxes - non-current	2,626	2,537		78
Other	3,901	4,186		129

Total other assets	6,527	6,723		207

TOTAL	$395,168	$392,595		$12,109

	December 31, 2005	March 31
		2006		2006
	NT$	NT$		US$
		(Unaudited)		(Unaudited)
				(Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable	$10,332	$9,025		$278
Income tax payable	997	2,948		91
Accrued expenses	16,010	15,097		466
Current portion of deferred income	1,486	1,496	[PAT1]	46
Current portion of long-term loan	200	300		9
Customers’ deposits	8,250	7,992		246
Other current liabilities	19,411	16,756		517

Total current liabilities	56,686	53,614		1,653

LONG-TERM LIABILITIES
Deferred income, net of current portion	10,147	9,938		307
Long-term loan, net of current portion	300	—		—
Other	207	160		5

Total long-term liabilities	10,654	10,098		312

Total liabilities	67,340	63,712		1,965

COMMITMENTS AND CONTINGENT LIABILITIES (Notes 13 and 14)
STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.3) par value; authorized and issued - 9,647,724,900 common shares; outstanding - 9,647,724,900 common shares at December 31, 2005, 9,498,560,900 at March 31, 2006	96,477	96,477		2,975
Capital surplus	157,490	158,050		4,875
Retained earnings	73,864	83,183		2,566
Accumulated other comprehensive loss	(3)	(3)		—
Treasury stock[PAT2] - 149,158,000 common shares	—	(8,824)		(272)

Total stockholders’ equity	327,828	328,883		10,144

TOTAL	$395,168	$392,595		$12,109

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended March 31
	2005	2006	2006
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
SERVICE REVENUES	$44,547	$45,020	$1,389

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	14,321	15,915	491
Marketing, excluding depreciation and amortization	4,362	5,042	155
General and administrative, excluding depreciation and amortization	688	1,038	32
Research and development, excluding depreciation and amortization	599	649	20
Depreciation and amortization - cost of services	9,570	9,657	298
Depreciation and amortization - other operating [PAT3]expense	606	572	18

Total operating costs and expenses	30,146	32,873	1,014

INCOME FROM OPERATIONS	14,401	12,147	375

OTHER INCOME
Interest	82	133	4
Other income	760	712	21

Total other income	842	845	25

OTHER EXPENSES	80	69	2

INCOME BEFORE INCOME TAX	15,163	12,923	398
INCOME TAX	3,095	3,604	111

NET INCOME	$12,068	$9,319	$287

NET INCOME PER SHARE	$1.25	$0.97	$0.03

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,647,724,900	9,601,455,078	9,601,455,078

NET INCOME PER PRO FORMA EQUIVALENT ADS	$12.51	$9.71	$0.30

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	964,772,490	960,145,508	960,145,508

COMPREHENSIVE INCOME
Net income	$12,068	$9,319	$287
Cumulative translation adjustments	—	—	—

Comprehensive income	$12,068	$9,319	$287

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS[PAT4] OF CASH FLOWS

(Amounts in Millions)

	Three Months Ended March 31
	2005	2006	2006
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,068	$9,319	$287
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	217	131	4
Depreciation and amortization	10,176	10,229	316
Net unrealized gain on short-term investment	(35)	(56)	(2)
Gain on sale of short-term investment	(12)	(10)	—
Unrealized loss on investment in private mutual fund	—	2	—
Net loss on disposal of scrap inventories and property, plant and equipment	25	40	1
Equity in net loss of unconsolidated companies	19	9	—
Stock compensation expenses for shares sold [PAT5]to employee at a discount	—	503	16
Deferred income taxes	7	1,609	50
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	1,520	669	21
Inventories	299	(129)	(4)
Prepaid expenses	(2,151)	(1,830)	(56)
Other current assets	(421)	(625)	(19)
Other assets	(101)	(120)	(3)
Increase (decrease) in:
Trade notes and accounts payable	(3,120)	(1,492)	(46)
Income tax payable	3,076	1,951	60
Accrued expenses	(2,797)	(913)	(28)
Customers’ deposits	(449)	(258)	(8)
Other current liabilities	207	97	2	[PAT6]
Accrued pension liabilities	(706)	—	—
Deferred income	(526)	(199)	(6)
Other liabilities	6	(47)	(2)

Net cash provided by operating activities	17,302	18,880	583

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and sale of short-term investments, net	(7,940)	(1,761)	(54)
Acquisitions of property, plant and equipment	(5,267)	(6,271)	(194)
Proceeds from disposal of property, plant and equipment	—	4	—
Acquisitions of patents and computer software	(11)	(16)	(1)

Net cash used in investing activities	(13,218)	(8,044)	(249)

(Continued)

	Three Months Ended March 31
	2005	2006	2006
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term loans	$(200)	$(200)	$(6)
Additional capital contributed by the government[PAT7]	1	56	2
Purchase of treasury stock	—	(8,824)	(272)

Net cash used in financing activities	(199)	(8,968)	(276)

NET INCREASE [PAT8]IN CASH AND CASH EQUIVALENTS	3,885	1,868	58
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	29,283	41,891	1,292

CASH AND CASH EQUIVALENTS, END OF PERIOD	$33,168	$43,759	$1,350

SUPPLEMENTAL INFORMATION
Income tax paid	$16	$43	$1

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200	$300	$9

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to the Company’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of the Company and the privatization plan was completed. As of March 31, 2006 the MOTC owns 41.37% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES[PAT9][PAT10]

Basis of Presentation

Prior to August 12, 2005, the effective date of privatization, the Company maintained its accounting books and records based on the ROC government regulations for state-owned enterprises, ROC government regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). Subsequent to August 12, 2005, the Company is no longer required to follow the ROC government regulations for state-owned enterprises. The accompanying unaudited interim financial statements have been prepared to present its financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. The[PAT11] results for interim periods are not necessarily indicative of results for the full year. Accordingly, they do not include all of the information and footnotes required by US GAAP for the complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included.

Cash Equivalents

Cash equivalents include negotiable certificates of deposit and commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term investments including open-ended mutual funds, real estate investment trust funds and listed stocks are classified as trading securities and are carried at their fair value. Unrealized holding gains and losses for trading securities are recognized in earnings.

The credit linked investment is an interest-rate-risk financial instrument with an embedded derivative linked to credit risk in order to gain a higher rate of return. The hybrid financial instrument is remeasured at fair value with changes in fair value reported in earnings. As such, the Company does not bifurcate the embedded derivative from the host contract.

Valuation of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the service have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

The Company records service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Handset subsidy costs are paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, and are recognized as a cost of service when incurred. Usage revenues from fixed-line services, cellular services, Internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless (cellular and paging) and Internet and data services) are accrued, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Employee Stock Compensation

The MOTC made the Company’s employees an offer to purchase shares of common stock of the Company at a discount from the quoted market price. The Company records the difference between the market price of the stock on the date of purchase and the purchase price as compensation expense at the purchase date.[PAT12]

Comprehensive Income

Comprehensive income includes net income plus the results of certain changes in stockholders’ equity during a period from non-owner sources that are not reflected in the statement of operations. Other comprehensive income consists of cumulative translation adjustments and such amounts were nil for the periods presented.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after January 1, 2006, and prior period’s awards that are modified, repurchased, or cancelled after January 1, 2006. There is no impact to the Company as a result of this standard as the Company does not currently issue stock options to its employees or others.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections.” SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from previous period unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of the adoption of this standard as the Company does not currently intend to change its accounting principles, estimate or reporting entity.

3. U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2006, which was NT$32.42 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. CASH AND CASH EQUIVALENTS

	December 31, 2005	March 31, 2006
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$2,355	$1,255
Negotiable Certificate of Deposit	10,907	13,802
Commercial paper	28,629	28,702

	$41,891	$43,759

5. SHORT-TERM INVESTMENTS

	December 31, 2005		March 31, 2006
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Trading securities
Open-end bond mutual fund	$13,959	$61	$15,833	$61
Real estate investment trust fund	104	4	105	2
Listed stock	73	4	60	(7)

	14,136	69	15,998	56
Credit linked investment	35	—	—	—

	$14,171	$69	$15,998	$56

The Company entered into a contract with Citibank Taiwan Branch (“Citibank”) to invest NT$35 million in a credit linked investment in October 2005. The Company will receive interest on a quarterly basis commencing from December 2005 through March 2007, the maturity date. In addition to the quarterly interest, Citibank will pay an additional amount based on the embedded credit derivate. The embedded credit derivate is linked to credit events of Quanta Display Inc. which is a Taiwan Stock Exchange listed company. The credit events include bankruptcy, failure to pay certain obligations, acceleration of obligations, repudiation, moratorium and restructuring. If a credit event occurs on any day prior to the maturity date, Citibank may at its option declare a credit event, designate a cash settlement date and pay the cash settlement amount equal to 30% of the outstanding contract amount to the Company in New Taiwan Dollars. The contract also granted a call provision to Citibank enabling it to early terminate the contract. Following the exercise of the call provision, the Bank shall pay the Company the terminated contract amount and any accrued interest.

The contract is accounted for as a hybrid financial instrument and remeasured at fair value at the balance sheet date and any gain or loss was charged to income. As of December 31, 2005, the fair value of the contract was NT$35 million. On January 9, 2006, the Company sold the contract to a third party and recognized an investment loss of NT$0.2 million.

6. LONG-TERM INVESTMENTS

The long-term investments comprise the following:

	December 31, 2005		March 31, 2006
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
	NT$		NT$
			(Unaudited)
Equity investees:
Chunghwa Investment (“CHI”)	$950	49	$959	49
Taiwan International Standard Electronics (“TISE”)	575	40	557	40

	1,525		1,516

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	1,866		1,866

	$3,391		$3,382

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the three months ended March 31, 2005 and 2006, respectively.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months ended March 31, 2005 and 2006, respectively.

The Company evaluates the investments in TFC, RPTI and Siemens for impairment annually. There were no indicators of impairment noted in the three months ended March 31, 2005 and 2006, respectively. Dividends of NT$58 million (unaudited) and NT$29 million (unaudited) were declared by Siemens for the three months ended March 31, 2005 and 2006, respectively.

7. INVESTMENT IN PRIVATE PLACEMENT FUND

The Company invested NT$500 million in a private placement fund managed by First Global Investment Trust Company Limited (“FGIT”) from September 27, 2005 to September 28, 2008. FGIT, on-behalf of the Company, invested 95% of the total investment principle in a three-year structured time deposit issued by Far Eastern International Bank and invested the rest of the investment principal in a currency swap with Ta Chong Bank. The Company marks to market the private placement fund without distinguishing and presenting the underlying investment assets separately on its balance sheet because the majority of the fair value of the private placement fund is generated from the three-year structured time deposit and the fair value of the currency swap is nominal. As of March 31, 2006, unrealized loss on the investment in private placement fund was NT$2 million (unaudited).

8. LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31, 2005	March 31, 2006
	NT$	NT$
		(Unaudited)
Loan from the Common Tunnel Fund	$500	$300
Less: Current portion of long-term loans	200	300

	$300	$—

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005.

As of March 31, 2006, the Company has unused credit line of approximately NT$36,844 million (unaudited), which are available for short-term and long-term borrowings.

9. STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is $96,477,249,000.[PAT13] The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership in the Company falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares at par value within three years from the date of their issuance.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. As of March 31, 2006, the MOTC has sold 2,460,432 thousand common shares in the form of ADS amounting to 246,043 thousand units.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2005 and March 31, 2006, the outstanding ADSs were 246,043 thousand units, which equaled approximately 2,460,431 thousand common shares, and represented 25.50% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following: No less than 1% of distributable earnings shall be distributed to employees as employee bonus and no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization. During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting. Cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the Company have been approved by the board of directors on March 28, 2006 as follows, and are pending for the approval of stockholders:

Amount
NT$
Legal reserve	$4,765
Employee bonus - cash	230
Employee bonus - stock	230
Remuneration to board of directors and supervisors	15
Cash dividends - NT$4.3 per share	40,660
Stock dividends - NT$0.2 per share	1,891

$47,791

10. TREASURY STOCK

In order to improve the Company’s financial condition and utilize excess funds, the Company acquired 149,158 thousand treasury shares for NT$8,824 million (unaudited) for the three months ended March 31, 2006.

From April 1, 2006 to April 9, 2006, the Company acquired 42,842 thousand common shares for NT$2,568 million (unaudited). As of April 9, 2006, the Company held 192,000 thousand common shares with an average cost basis of NT$11,392 million (unaudited).

11. EMPLOYEE STOCK COMPENSATION

The MOTC provided employees with two stock purchase plans: The market discount plan and the par value plan.[PAT14]

Under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC in 2005 and for the three months ended March 31, 2006 were 4,126,928 shares and 10,411,955 shares, respectively. The MOTC received total proceeds of NT$41 million and NT$104 million (unaudited) for the year ended December 31, 2005 and for three months ended March 31, 2006, respectively, from these sales.

The Company recognized NT$503 million (unaudited) as compensation expense for the discounted shares purchased by employees under the par value plan for the three months ended March 31, 2006.[PAT15]

12. PENSION[PAT16] PLAN[PAT17]

Pension costs for defined benefit plan amounted to NT$1,330 million (unaudited) and NT$826 million (unaudited) for the three months ended March 31, 2005 and 2006, respectively. Pension cost for defined contribution plan amounted to 8 million (unaudited) for the three months ended March 31, 2006. The Company’s contributions to the retirement plan were NT$2,037 million (unaudited) and NT$436 million (unaudited) for the three months ended March 31, 2005 and 2006, respectively.

The Company approved another Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily left the Company on March 1, 2006 to also receive benefit payments based on the respective original plan plus the additional separation payments. The present value of such amount over and above the lump sum amount that would have been paid to the employees had they stayed until March 1, 2006 was accounted for as special termination benefits. The Company recognized NT$2,219 million (unaudited) for Program C as of March 31, 2006 and charged to income.

Under applicable ROC regulations, upon the privatization, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost and related deferred income tax assets and was accounted for as contributed capital and recorded in stockholders’ equity as of August 12, 2005. After paying all pension obligations for privatization, the plan assets will be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. According to the instructions of MOTC, the Company has been requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, and other related obligations upon the completion of the privatization. As of March 31, 2006 the remaining balance of funds to be disbursed to employees on behalf of the MOTC and transferred to Privatization Fund amounted to NT$850 million

13. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2006, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$2,601 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$14,567 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

March 31, 2006
NT$
(Unaudited)
Within the following year	$1,366
During the second year	854
During the third year	557
During the fourth year	312
During the fifth year and thereafter	138

$3,227

As of March 31, 2006, the Company had unused letters of credit of NT$3,633 million (unaudited).

The Company has a commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million was contributed by the Company on June 30, 1995 and was accounted for as other assets - other. If the balance of the Fixed Line Fund is not sufficient for its operation, the above three parties will determine when to raise additional funds and the contribution amounts from each party. In addition, the Company has a commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996 and was accounted for as other assets - other. Such amounts represent non-interest bearing, long-term loans to the respective government entities. The maturity date of the loan receivable has not been agreed to by the parties to the contribution and cannot be estimated therefore, no discount was applied to the outstanding balance.

14. LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court. As of April 15, 2006, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of March 31, 2006, no provision was provided for the litigation.

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

15. INFORMATION ON FINANCIAL INSTRUMENTS

Non-derivative financial instruments are as follows:

	December 31, 2005		March 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$41,891	$41,891	$43,759	$43,759
Short-term investments	14,171	14,171	15,998	15,998
Long-term Investments for which it is:
- Practicable to estimate fair value	1,790	1,790	1,790	1,790
- Not practicable	76	—	76	—
Refundable deposits (included in “other assets - other”)	3,577	3,577	3,979	3,979
Liabilities
Customers’ deposits	8,250	7,049	7,992	6,813
Long-term loans (including current portion of long-term loans)	500	500	300	300

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

1)	Cash and cash equivalents and short-term investments. The carrying amounts approximate fair values because of the short maturity of those instruments.

2)	Long-term investments. The fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

3)	Refundable deposits. The carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

4)	Customers’ deposits. The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

5)	Long-term loans (including current portion). The fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

16. SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its operating segments based on the various types of telecommunications services provided to customers. The operating segments are segregated as below:

•	Local operations - the provision of local telephone services;

•	DLD operations - the provision of domestic long distance call services;

•	ILD operations - the provision of international long distance call services;

•	Cellular operations - the provision of cellular and related services;

•	Paging operation - the provision of paging and related services;

•	Internet and data operation - the provision of Internet access, lease line, and related services;

•	All other operations - the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

As of and for the three months ended March 31, 2005 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$13,870	$3,251	$3,580	$17,709	$43	$13,240	$482	$52,175
Elimination of intersegment amount	(3,962)	(574)	—	(301)	—	(3,164)	—	(8,001)
US GAAP adjustments	373	7	9	(8)	—	—	(8)	373

Total service revenues from external customers	$10,281	$2,684	$3,589	$17,400	$43	$10,076	$474	$44,547

Operating costs and expenses, excluding depreciation and amortization	$8,163	$1,169	$2,620	$7,866	$41	$6,033	$989	$26,881
Elimination of intersegment amount	(834)	(862)	(866)	(3,063)	(12)	(2,268)	(96)	(8,001)
US GAAP adjustments	355	9	17	50	1	133	40	605

	$7,684	$316	$1,771	$4,853	$30	$3,898	$933	19,485

Unallocated corporate amount								485

Total operating costs and expenses, excluding depreciation and amortization								$19,970

Depreciation and amortization	$4,834	$186	$151	$1,595	$71	$3,085	$322	$10,244
US GAAP adjustments	(52)	(2)	(3)	(16)	(1)	(26)	—	(100)

	$4,782	$184	$148	$1,579	$70	$3,059	$322	10,144

Unallocated corporate amount								32

Total depreciation and amortization								$10,176

Income from operations	$873	$1,896	$809	$8,248	$(69)	$4,122	$(829)	$15,050
Elimination of intersegment amount	(3,128)	288	866	2,762	12	(896)	96	—
US GAAP adjustments	70	—	(5)	(42)	—	(107)	(48)	(132)

	$(2,185)	$2,184	$1,670	$10,968	$(57)	$3,119	$(781)	14,918

Unallocated corporate amount								(517)

Total income from operations								$14,401

Segment income before income tax	$783	$1,944	$791	$8,416	$(70)	$4,174	$(852)	$15,186
Elimination of intersegment amount	(3,128)	288	866	2,762	12	(896)	96	—
US GAAP adjustments	350	7	8	(3)	1	(3)	(16)	344

	$(1,995)	$2,239	$1,665	$11,175	$(57)	$3,275	$(772)	15,530

Unallocated corporate amount								(367)

Total segment income before income tax								$15,163

As of and for the three months ended March 31, 2006 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$13,443	$3,020	$3,347	$18,486	$21	$15,253	$556	$54,126
Elimination of intersegment amount	(4,205)	(576)	—	(553)	—	(4,101)	(2)	(9,437)
US GAAP adjustments	323	9	—	7	—	1	(9)	331

Total service revenues from external customers	$9,561	$2,453	$3,347	$17,940	$21	$11,153	$545	$45,020

Operating costs and expenses, excluding depreciation and amortization	$8,246	$1,205	$2,453	$9,014	$24	$6,433	$1,122	$28,497
Elimination of intersegment amount	(1,150)	(882)	(804)	(3,655)	(3)	(2,796)	(147)	(9,437)
US GAAP adjustments	1,919	56	73	249	3	370	190	2,860

	$9,015	$379	$1,722	$5,608	$24	$4,007	$1,165	21,920

Unallocated corporate amount								724

Total operating costs and expenses, excluding depreciation and amortization								$22,644

Depreciation and amortization	$4,567	$178	$157	$1,962	$1	$3,090	$348	$10,303
US GAAP adjustments	(80)	(2)	(3)	(18)	—	(28)	30	(101)

	$4,487	$176	$154	$1,944	$1	$3,062	$378	10,202

Unallocated corporate amount								27

Total depreciation and amortization								$10,229

(Continued)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Income from operations	$630	$1,637	$737	$7,510	$(4)	$5,730	$(914)	$15,326
Elimination of intersegment amount	(3,055)	306	804	3,102	3	(1,305)	145	—
US GAAP adjustments	(1,516)	(45)	(70)	(224)	(3)	(341)	(229)	(2,428

	$(3,941)	$1,898	$1,471	$10,388	$(4)	$4,084	$(998)	12,898

Unallocated corporate amount								(751)

Total income from operations								$12,147

Segment income before income tax	$(550)	$1,682	$713	$7,486	$(5)	$5,386	$(1,076)	$13,636
Elimination of intersegment amount	(3,055)	306	804	3,102	3	(1,305)	145	—
US GAAP adjustments	47	(1)	(12)	(35)	—	(70)	(78)	(149)

	$(3,558)	$1,987	$1,505	$10,553	$(2)	$4,011	$(1,009)	13,487

Unallocated corporate amount								(564)

Total segment income before income tax								$12,923

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended March 31
	2005	2006
	NT$	NT$
	(Unaudited)	(Unaudited)
Taiwan, ROC	$43,595	$44,044
Overseas	952	976

	$44,547	$45,020

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has a non-revenue generating office in Thailand. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.01 million and NT$0.01 million (unaudited) at December 31, 2005 and March 31, 2006, respectively, are located in Taiwan, ROC.

Chunghwa Telecom Reports Operating Results for the First Quarter

and forecast of 2006

Taipei, Taiwan, R.O.C. May 2, 2006—Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first quarter and forecast of 2006. All figures were prepared in accordance with US GAAP.

Highlights:

•	Total revenue increased 1.1% from 1Q05 to NT$45.0 billion

•	Internet and data service revenue increased 10.7% from 1Q05

•	Cash flow from operations increased 9.1% from 1Q05 to NT$18.9bn

•	The number of ADSL subscribers increased 17.5% from March 31, 2005.

•	Net income totaled NT$9.3 billion

•	Earnings per share (EPS) were NT$ 0.97, or NT$9.71 per ADS.

Revenues

Total revenues for the first quarter of 2006 were NT$45.0bn, a 1.1% increase YoY. Of the total revenue, 34.1% was from fixed-line services, 39.9% was from wireless services and 24.8% was from Internet and data services. The increase in revenues was mainly driven by continued growth in the mobile and Internet and data businesses.

Revenue from the mobile business grew 3.1% compared with the first quarter of 2005 due to the increase in postpaid subscriber number and value-added service revenue. Revenue from the Internet and data business increased 10.7% year-on-year primarily owing to the continual increase in ADSL subscriber numbers and the effectiveness of the Company’s strategy to upgrade ADSL subscribers to higher speed services. Fixed line revenue decreased 7.2% year-on-year. Of this, local revenue decreased 7.0%, mainly due to mobile and broadband substitution, domestic long distance revenue decreased 8.6% due to mobile substitution and market competition, and International long distance revenue decreased 6.7% because of the decrease in average usage fees due to promotions.

Costs and expenses

Total operating costs and expenses for the first quarter of 2006 were NT$32.9bn, a 9.0% increase compared to the same period of 2005. This was mainly due to compensation expenses relating to an early retirement program that was conducted from March 1 to March 31, 2006. 1,929 employees took part in the program and left the Company and the related compensation expense totaled NT$2.3 billion, NT$2.2 billion of which was recognized as operating costs and expenses in March.

Although the compensation expense caused a one-time decline in net income, the headcount reduction is expected to benefit our future operation.

EBITDA and net income

EBITDA for the first quarter of 2006 decreased 9.0% year-on-year to NT$22.4bn, representing a margin of 49.7%. This compares to 55.2% for the same period in 2005.

Net income for the first quarter of 2006 decreased 22.8% year-on-year to NT$9.3bn, representing a net margin of 20.7%. This compares to 27.1% for the same period in 2005.

The decline in net income for the first quarter of 2006 was mainly due to the previously mentioned compensation expense relating to the early retirement program.

Cash Flows

Cash flow from operations remained strong, increasing 9.1% to NT$18.9bn for the first quarter of 2006 compared to NT$17.3bn for the same period in 2005. As of March 31, 2006, our cash and cash equivalents totaled NT$43.8bn.

Businesses Performance Highlights

Internet and Data Services

•	Internet and data revenue for the first quarter of 2006 was NT$11.2bn, a 10.7% increase YoY.

•	Total Internet subscriptions numbered 4.2mn on March 31, 2006, which increased from 3.9mn from March 31, 2005.

•	ADSL subscriber growth continued, with a total of 3.8mn subscribers as of the end of March, an increase of 17.5% compared to the end of March 2005.

Mobile Services

•	For the first quarter of 2006, mobile revenues grew by 3.1% YoY to NT$17.9bn.

•	At the end of March 2006, the Company had 8.2mn mobile subscribers. The growth in subscriber numbers was somewhat limited due to the reduction of prepaid customers; however, Chunghwa remains the leading mobile operator in Taiwan in both revenue and subscriber market share with 35.5% and 39.9% respectively as of the end of February.

Fixed-line Services

•	Fixed-line revenues for the first quarter of 2006 were NT$15.4bn, a decrease of 7.2% YoY.

•	As of the end of March 2006, the number of fixed-line subscribers totaled 13.2mn.

Forecast for year 2006 (based on ROC GAAP)

For the full 2006 fiscal year, the Company expects:

•	Total revenue to be NT$184.2 billion,

•	Operating costs and expenses to be NT$127.2 billion,

•	Income before income tax to be NT$55.7 billion,

•	Net income to be NT$44.2 billion, and

•	Earnings per share to be NT$4.56.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this presentation contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 and F-3 filed with the U.S. Securities and Exchange Commission in connection with our ADR public offering.

The financial statements included in this presentation were audited, and prepared and published in accordance with US GAAP. Investors are cautioned that there are many differences between US GAAP and ROC GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press release reflect the current belief of Chunghwa Telecom as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw